SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Global Consumer Acquistion Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378983100
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for reporting person’s initial filings on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
7200/35180-001 Current/10764090v4

CUSIP No. 378983100	SCHEDULE 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Jason Ader I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,695,714
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,695,714
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,695,714
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.27%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 378983100	SCHEDULE 13G	Page 3 of 11 Pages

1		NAME OF REPORTING PERSON Hayground Cove Asset Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,695,714
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,695,714
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,695,714
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.27%
12		TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 378983100	SCHEDULE 13G	Page 4 of 11 Pages

1		NAME OF REPORTING PERSON Hayground Cove Fund Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 81-0587515
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,430,190
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,430,190
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,430,190
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.61%
12		TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 378983100	SCHEDULE 13G	Page 5 of 11 Pages

1		NAME OF REPORTING PERSON Hayground Cove Associates LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 81-0587520
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,133,459
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,133,459
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,133,459
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.36%
12		TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 378983100	SCHEDULE 13G	Page 6 of 11 Pages

1		NAME OF REPORTING PERSON Hayground Cove Overseas Partners, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,351,845
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,351,845
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,845
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.89%
12		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 7 of 11 Pages

Item 1(a).	Name of Issuer:

This statement on Schedule 13G (this “Statement”) relates to securities issued by Global Consumer Acquisition Corp., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1370 Avenue of the Americas, 28th Floor
New York, NY 10019

Item 2(a).	Name of Person Filing:

This Statement is being filed by (i) Jason Ader, an individual; (ii) Hayground Cove Asset Management LLC, a Delaware limited liability company (“HCAM”); (iii) Hayground Cove Fund Management LLC, a Delaware limited liability company (“HCFM”); (iv) Hayground Cove Associates L.P., a Delaware limited partnership (“HCA”); and (v) Hayground Cove Overseas Partners, Ltd., an exempted company incorporated with limited liability in the Cayman Islands (“HCOP” and, together with Mr. Ader, HCAM, HCFM and HCA, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office:

The principal business address and principal office address of each of the Reporting Persons, other than HCOP, is 1370 6th Avenue, New York, New York 10019. The principal business address and principal office address of HCOP is c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234, Grand Cayman, KY1-1108, Cayman Islands.

Item 2(c).	Citizenship:

Mr. Ader is a United States citizen.

Item 2(d).	Title of Class of Securities:

This Statement relates to common stock, par value $0.0001 per share of the Issuer (the “Common Stock”).

Item2 (e).	CUSIP Number:

The CUSIP number relating to the Common Stock is 378983100.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 8 of 11 Pages

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

As of December 31, 2007, each of Mr. Ader and HCAM beneficially owned 7,695,714 shares of Common Stock.

As of Decmeber 31, 2007, HCFM beneficially owned 7,430,190 shares of Common Stock.

As of December 31, 2007, HCA beneficially owned 6,133,459 shares of Common Stock.

As of December 31, 2007, HCOP beneficially owned 2,351,845 shares of Common Stock.

Each of Mr. Ader, HCAM, HCFM and HCA indirectly hold their shares of Common Stock.1  With the exception of 265,524 shares of Common Stock directly held by HCAM and 2,351,845 shares of Common Stock directly held by HCOP. Mr. Ader is the sole member of HCAM, which in turn is the managing member of HCFM. In addition, HCFM serves as general partner of (i) certain Delaware limited partnership funds and (ii) HCA, an investment manager that provides investment and advisory services to certain offshore entities (including without limitation, HCOP) and individually managed accounts (the limited partnership funds, offshore entities and managed accounts collectively, the “Client Funds”). With the exception of HCOP, none of the Client Funds is deemed to be a reporting person.

(b)	Percent of Class:

As of December 31, 2007, each of Mr. Ader and HCAM beneficially owned 19.27% of the issued and outstanding shares of Common Stock.

As of December 31, 2007, HCFM beneficially owned 18.61% of the issued and outstanding shares of Common Stock.

As of December 31, 2007, HCA beneficially owned 15.36% of the issued and outstanding shares of Common Stock.

As of December 31, 2007, HCOP beneficially owned 5.89% of the issued and outstanding shares of Common Stock.

(c)	Number of shares as to which the Reporting Person has:

As of December 31, 2007, each of Mr. Ader and HCAM had the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 7,695,714
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 7,695,714

As of December 31, 2007, HCFM had the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 7,430,190
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 7,430,190

____________________
1 With the exception of 265,524 shares of Common Stock directly held by HCAM and 2,351,845 shares of Common Stock directly held by HCOP.

Page 9 of 11 Pages

As of December 31, 2007, HCA had the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 6,133,459
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 6,133,459

As of December 31, 2007, HCOP had the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 2,351,845
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 2,351,845

Page 10 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Except as stated elsewhere in Item 4 of this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See the Joint Filing Agreement among the Reporting Persons attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2008

By:/s/ Jason Ader
Jason Ader

HAYGROUND COVE ASSET MANAGEMENT LLC

By:/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE FUND MANAGEMENT LLC

By:Hayground Cove Asset Management LLC,
its Managing Member

By:/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE ASSOCIATES LP

By:Hayground Cove Fund Management LLC,
its General Partner

By: Hayground Cove Asset Management LLC, its Managing Member

By:/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE OVERSEAS PARTNERS, LTD.

By:Hayground Cove Associates LP

By: Hayground Cove Fund Management LLC,
its General Partner

By: Hayground Cove Asset Management LLC, its Managing Member

By: /s/ Jason Ader
Jason Ader
Sole Member

EXHIBIT A

FILING AGREEMENT
BETWEEN JASON ADER,
HAYGROUND COVE ASSET MANAGEMENT LLC AND
HAYGROUND COVE FUND MANAGEMENT LLC

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, $0.0001 par value, of Global Consumer Acquisition Corporation, dated as of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2008

By:/s/ Jason Ader
Jason Ader

HAYGROUND COVE ASSET MANAGEMENT LLC

By:/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE FUND MANAGEMENT LLC

By:Hayground Cove Asset Management LLC,
its Managing Member

By:/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE ASSOCIATES LP

By:Hayground Cove Fund Management LLC,
its General Partner

By:Hayground Cove Asset Management LLC, its Managing Member

By:/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE OVERSEAS PARTNERS, LTD.

By:Hayground Cove Associates LP

By: Hayground Cove Fund Management LLC, its General Partner

By: Hayground Cove Asset Management LLC, its Managing Member

By: s/ Jason Ader
Jason Ader
Sole Member

2